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December 6, 2013

VIA HAND DELIVERY AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Geoff Kruczek

Re:	Taro Pharmaceutical Industries Ltd.
Schedule TO-I
Filed November 25, 2013
File No. 005-49231

Dear Mr. Kruczek:

On behalf of our client, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), we hereby acknowledge receipt of the comment letter dated December 3, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company.  For ease of reference, we have reproduced the text of the Staff comment in bold-face type below, followed by the Company’s response.  Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter.  To assist the Staff in reviewing Amendment No. 1, we are delivering via hand delivery three copies of Amendment No. 1.

Responses to Staff Comments

Cover page

1.	In future filings, including any amendments, please use the current cover page of Schedule TO. See Rule 14d-100 of Regulation 14D.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Geoff Kruczek
U.S. Securities and Exchange Commission
December 6, 2013

Response: The Company hereby confirms that it has filed Amendment No. 1 today using the current cover page of Schedule TO and that it will continue to use the current cover page in future filings.

Item 10.

2.
In connection with Item 1010(b) of Regulation M-A and with a view toward additional disclosure, tell us how a 5.3% repurchase of the Company’s ordinary shares would affect per share amounts on a pro forma basis.

Response: The Company did not initially include such disclosure based on the requirements of the non-exclusive safe harbor of Instruction 2 to Item 10 of Schedule TO, which provides that financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the tender offer (the “Offer”) is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that files reports electronically on EDGAR, or (d) the Offer is for all outstanding securities of the subject class.

Nevertheless, the Company has amended and supplemented Section 12 of the Offer to Purchase (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) to provide additional disclosure on how a 5.3% repurchase of the Company’s ordinary shares would affect per share amounts on a pro forma basis.

Offer to Purchase - General

3.
We understand that Taro shareholders BlueMountain and IsZo Capital have filed a claim against Taro in the Israeli District Court for the Central District for alleged breaches of Israeli law in connection with the issuer’s general meeting on September 12, 2013.  These shareholders apparently are attempting to vacate the resolutions adopted at that shareholder meeting.  Tell us why such claim is not material, or revise the offer materials to describe.  We may have further comments.

Response: As noted in the Staff comment, certain shareholders of the Company have filed an action in Israel seeking to invalidate certain resolutions that were adopted at the recent annual general meeting of the Company held on September 12, 2013. Although these shareholders expressed opposition to the adoption of these resolutions prior to (and during) such meeting, the resolutions in question were all approved by majorities exceeding 90% of all shares voting at the meeting, including a majority of shares not held by the Company’s controlling shareholder or shareholders with a “personal interest” in the resolutions (as required by the Israeli Companies Law).

The resolutions being challenged include the following: (i) approval of the compensation being paid to three directors, including the Chairman and CEO; (ii) approval of the Company’s compensation policy and (iii) re-election of the Company’s statutory external directors (required under the Israeli Companies Law).

Mr. Geoff Kruczek
U.S. Securities and Exchange Commission
December 6, 2013

For the following reasons, the Company advises the Staff that it does not believe that this litigation is material:

(1)
Even if the challenge were successful and the court were to rule that the adoption of these resolutions was not valid under Israeli law, this outcome would have no effect on the validity of the Offer to Purchase.

(2)	The challenges to the compensation paid to the Company’s directors and to the compensation policy are completely unrelated to the Offer to Purchase.

(3)
The external directors who were re-elected at the meeting are presently serving pursuant to their original three-year terms as directors, which expire on December 31, 2013.  Therefore, even if the challenge against their new appointment were to be accepted, all actions taken by these directors in the approval of the Offer to Purchase would still be valid, since an adverse ruling by the court would only result in these persons ceasing to serve as directors commencing January 1, 2014.  Furthermore, even if the positions of external directors were not filled, this would not prevent the Board of Directors from approving the Offer to Purchase.  Under the Israeli Companies Law, if the positions of external director are vacant, the Company may still carry on its business, subject only to a prohibition on entering into “extraordinary transactions” with its controlling shareholders.  An offer by the Company to repurchase shares is not considered such a transaction since it is addressed to all shareholders equally and does not result in any special treatment of the controlling shareholder.  A resolution adopted by the remaining directors, therefore, to approve an offer to repurchase shares would remain valid.

Nevertheless, the Company has amended and supplemented Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) to provide disclosure regarding the claims.

4.
We note that approximately one year ago, Taro attempted to go private through a merger transaction involving affiliated entities. That transaction was abandoned in February of this year. In your response letter, tell us whether this issuer tender offer is a first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects enumerated in Rule 13e-3(a)(3)(ii). We may have further comments.

Response: The Company advises the Staff that the Offer is not the first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects enumerated in Rule 13-3(a)(3)(ii).

First, the number of holders of the Company’s ordinary shares, calculated in accordance with Rule 12g5-1 of the Exchange Act, is over 9,000 as of December 4, 2013 (treating, for this purpose, each account held through The Depository Trust Company as a single record holder in accordance with Question 152.01 of the Exchange Act Compliance and Disclosure Interpretations). This number is well above the 300 person limitation in Rule 13e-3 and, while the Offer can be expected to result in a decrease of the number of recordholders, the Company expects the number of recordholders to remain well above 300 persons after the Offer.

Mr. Geoff Kruczek
U.S. Securities and Exchange Commission
December 6, 2013

In addition, the Offer is not reasonably likely to and is not intended to cause the ordinary shares, which are listed on the New York Stock Exchange (the “NYSE”), to be delisted from the NYSE.  Section 802.01 of the NYSE Listed Company Manual indicates that the NYSE would consider delisting procedures when: (a) the number of total stockholders is fewer than 400 or (b) (i) the number of total stockholders is fewer than 1,200 and (ii) the average monthly trading volume is fewer than 100,000 shares (for the most recent 12 months) or (c) the number of publicly-held shares, excluding shares held by directors, officers or their immediate families and other concentrated holdings of 10% or more, is fewer than 600,000.  Here, the number of total stockholders far exceeds 1,200, and so (a) and (b) are not likely to be implicated by the Offer.  Moreover, even if the maximum number of 2,366,863 shares are repurchased in the Offer, the number of publicly held shares, excluding the shares held by the individuals and entities described in subsection (c) is over 12.9 million, well in excess of the 600,000 minimum requirement.  Finally, as an additional safeguard against the occurrence of an effect under Rule 13e-3(a)(3)(ii), the Company has made it a condition to the Offer that the consummation of the Offer and the purchase of the shares will not be reasonably likely to (a) cause the shares to be held of record by less than 300 persons, or (b) cause the shares to be delisted from NYSE or to be eligible for deregistration under the Exchange Act.  The Board of Directors of the Company does not at present have any intention to waive this condition.  The Company therefore does not believe there is a reasonable likelihood that the Offer would result in producing either of the effects described in Rule 13e-3.

Furthermore the Offer is not part of any series of transactions.  As disclosed on page 14 of the Offer to Purchase under the heading “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” the Board of Directors of the Company determined to engage in the Offer because it believed that purchasing shares of the Company’s common stock in the Offer represented a prudent use of the funds required for the Offer and in light of certain advantages the Offer would provide to both those stockholders who wish to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, considering any plans, proposals or negotiations relating to any other transaction that could produce either of the effects described above.

5.
We note the disclosure that Sun Pharma has informed you that it “may or may not participate in the Offer.”  In light of Sun Pharma’s ownership of 66% of the ordinary shares and its representatives on the board of Taro, please note that we believe a change in Sun Pharma’s intent to participate will constitute a material change to your disclosure, which will require you to amend your Schedule TO, disseminate the change promptly to stockholders and, depending on the date of the change, extend the expiration date of the offer.  Please confirm your understanding supplementally.

Mr. Geoff Kruczek
U.S. Securities and Exchange Commission
December 6, 2013

Response: The Company hereby confirms that it understands that the Commission views a change in Sun Pharma’s intent to participate in the Offer will constitute a material change to the Company’s disclosure and will require the Company to amend the Schedule TO, disseminate the change promptly to stockholders, and, depending on the date of the change, extend the expiration date of the Offer.

Interests of Directors and Executive Officers, page 26

6.
You disclose that your directors and executive officers hold an aggregate of 258 shares, all of which will be tendered in this offer.  Given this, please clarify how “completion of the Offer will increase the percentage ownership of our directors and executive officers.”

Response: The Company has revised the third paragraph on page 26 to clarify that the completion of the Offer will not increase the percentage ownership of the Company’s directors and executive officers.

7.	Please revise to provide the disclosure required by Item 1003(a) of Regulation M-A with respect to those required by Instruction C to Schedule TO.

Response: The Company has revised the disclosure on pages 25, 26 and 27 of the Offer to Purchase to provide the disclosure required by Item 1003(a) of Regulation M-A with respect to those required by Instruction C to Schedule TO.

Recent Securities Transactions, page 28

8.	We note the knowledge qualifier. Please revise to clarify, if true, that your knowledge of the matters you disclose is after making a reasonable inquiry. See Instruction 3 to Item 1008(a).

Response: The Company has revised the disclosure on page 28 of the Offer to Purchase to clarify that its knowledge of the matters was disclosed after making a reasonable inquiry.

Miscellaneous, page 39

9.
Please revise the first paragraph to be consistent with Exchange Act Rule 13e-4(f)(9)(ii), or explain how the offer is consistent with Rule 13e-4(f)(8). In particular, you state that tenders may not be accepted from or on behalf of holders of shares in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response: The Company has revised the disclosure in the first paragraph on page 39 of the Offer to Purchase to be consistent with Exchange Act Rule 13e-4(f)(9)(ii).

Mr. Geoff Kruczek
U.S. Securities and Exchange Commission
December 6, 2013

*****

The Company has directed me to acknowledge, on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledged that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter.  Please direct any questions or comments regarding this filing to me at (212) 848-8073 or Peter D. Lyons at (212) 848-7666.

Sincerely,

/s/ Eliza W. Swann
Eliza W. Swann

cc:	Peter D. Lyons, Shearman & Sterling LLP
Stephen J. Manzano, Taro Pharmaceutical Industries Ltd.